FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May, 2006

                         Commission File Number 1-15236

                              Advantest Corporation
                              ---------------------
                 (Translation of Registrant's Name Into English)

                         Shin Marunouchi Center Building
                         -------------------------------
                                1-6-2, Marunouchi
                                -----------------
                                   Chiyoda-ku
                                   ----------
                                 Tokyo 100-0005
                                 --------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F  X  Form 40-F
                                        ---           ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes       No X
                                       ---      ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _________


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Materials Contained in this Report:

     1. English translation of a press release dated May 26, 2006, relating to the issuance of stock options of Advantest Corporation;

     2. English translation of a press release dated May 26, 2006, relating to the determination of the amount of remuneration in connection with stock options grants to directors and corporate auditors; and

     3. English translation of a press release dated May 26, 2006, relating to amendments to the Articles of Incorporation of Advantest Corporation.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        Advantest Corporation



                                        By:  /s/ Hitoshi Owada
                                            ------------------------------------
                                            Name:    Hitoshi Owada
                                            Title:   Director and Managing
                                                     Executive Officer




Date:  May 26, 2006